UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Danaos Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y1968P105

(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler LLP
875 Third Avenue	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y1968P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Stephen Feinberg
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0*
	8.	Shared Voting Power: 43,942,485*
	9.	Sole Dispositive Power: 0*
	10.	Shared Dispositive Power 43,942,485*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 43,942,485*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 21.0%*
14.	Type of Reporting Person (See Instructions): IA, IN

*

Based upon information set forth in the Form 6-K of Danaos Corporation, a Marshall Islands corporation (the “Company”), filed with the Securities and Exchange Commission on November 16, 2018, there were 213,324,455 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company issued and outstanding as of September 30, 2018. As of the filing date of this Schedule 13D (the “Filing Date”), as a result of the arrangements under the Sub-Participation Agreement described in Item 6 of this Schedule 13D, the Reporting Person, through one or more intermediate entities, possesses the shared power to vote and the shared power to direct the disposition of all securities of the Company reported in this Schedule 13D. Thus, as of the Filing Date, the Reporting Person may be deemed to beneficially own 43,942,485 shares of the Common Stock, or 21.0% of the shares of the Common Stock of the Company deemed issued and outstanding as of such date.

Item 1.	Security and Company

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Danaos Corporation, a Marshall Islands corporation (the “Company”). The principal executive offices of the Company are located at 14 Akti Kondyli, 185 45 Piraeus, Greece.

Item 2.	Identity and Background

The person filing this statement is Stephen Feinberg, whose business address is 875 Third Avenue, New York, New York 10022. Mr. Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus Capital Management, L.P. (“CCM”). CCM, through one or more funds and/or accounts managed by it and/or its affiliates (the “Cerberus Funds” and, collectively with CCM, “Cerberus”), is engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of varying kind and nature. Mr. Feinberg, through one or more intermediate entities that are affiliates of CCM and the Cerberus Funds, exercises ultimate direction and control over the Purchaser (as defined in Item 6 of this Schedule 13D) and the Participant (as defined in Item 6 of this Schedule 13D).

During the last five years, Mr. Feinberg has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Feinberg is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the arrangements described in Item 6 of this Schedule 13D, the interests in the 43,942,485 shares of the Common Stock reported in this Schedule 13D were purchased with cash from the assets of one of more Cerberus Funds.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities reported herein in the ordinary course of business of the Cerberus Funds for investment purposes. The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed of, such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of the investment and trading determinations of the Reporting Person, market conditions and/or such other factors that the Reporting Person deems relevant, in each case for and on behalf of the Cerberus Funds.

Except as set forth herein, the Reporting Person does not have any plans or proposals that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company

Based upon information set forth in the Company’s Form 6-K, filed with the Securities and Exchange Commission on November 16, 2018, there were 213,324,455 shares of the Common Stock of the Company issued and outstanding as of September 30, 2018. As of the Filing Date, as a result of the arrangements under the Sub-Participation Agreement (as defined below) described in Item 6, the Reporting Person, through one or more intermediate entities, possesses the shared power to vote and the shared power to direct the disposition of all securities of the Company reported in this Schedule 13D. Thus, as of the Filing Date, the Reporting Person may be deemed to beneficially own 43,942,485 shares of the Common Stock, or 21.0% of the shares of the Common Stock of the Company deemed issued and outstanding.

During the sixty (60) days prior to November 29, 2018 (the “Event Date”), and from the Event Date to the Filing Date, there were no purchases or sales of shares of the Common Stock, or securities convertible into or exchangeable for shares of the Common Stock, by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control over the securities thereof, except as expressly set forth in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company

HSH Nordbank AG, a corporation organized under the laws of the Federal Republic of Germany (“HSH”), has entered into a Loan Sale and Purchase Agreement (the “Purchase Agreement”) with an affiliate of Cerberus, Promontoria Holding 260 B.V., a private limited company organized under the laws of the Netherlands (the “Purchaser”). The Purchase Agreement governs the sale of a portfolio of assets which includes, among other things, the shares of the Common Stock reported herein, to the Purchaser. In connection with the Purchase Agreement, HSH entered into a Master Funded Sub-Participation and Trust Agreement (the “Sub-Participation Agreement”) with another affiliate of Cerberus, Promontoria North Shipping Designated Activity Company, a designated activity company limited by shares, incorporated under the laws of the Republic of Ireland (the “Participant”). The Sub-Participation Agreement, among other things, relates to the shares of the Common Stock held by HSH.

Pursuant to the terms of the Sub-Participation Agreement, HSH retained legal title to the shares of the Common Stock, but is required to carry out the instructions of the Participant as they relate to the Common Stock. This description of the Sub-Participation Agreement is qualified in its entirety by the terms of the Sub-Participation Agreement, which is incorporated by reference as an exhibit to this Schedule 13D.

As noted in Item 2 above, each of the Purchaser and the Participant, through one or more intermediate entities, is under the ultimate direction and control of Stephen Feinberg.

Item 7.	Material to be Filed as Exhibits

The following exhibits are incorporated by reference into this Amendment:

Exhibit 7.1 Sub-Participation Agreement, dated as of November 29, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2018

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (see 18 U.S.C. 1001).